UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2008

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐  40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐       No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 7, 2008

SIERRA WIRELESS, INC.

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS SEPTEMBER 30, 2008

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

We achieved strong year-over-year revenue growth, solid profitability and record cash flow from operations during the third quarter of 2008, despite facing stiff economic headwinds. Although we are disappointed by missing an expected product launch with a large wireless operator, we were encouraged by the strong revenue performance from our recently launched USB products in other channels.

We also made good progress with several other important product launches and strategic milestones during the quarter. One of these was the commencement of a close development collaboration with Telstra, Qualcomm and Ericsson to launch the world’s first HSPA+ network service and device. This once again highlights the strength of our position as an innovative developer of products for the world’s latest wireless technologies.

Q3 2008 Results Compared to Q3 2007

For the three months ended September 30, 2008, our revenue increased by 23% to $136.8 million, from $111.5 million in the third quarter of 2007. This increase was driven primarily by an increase in sales of USB modems, partially offset by lower year-over-year sales of Mobile and M2M products as a result of weaker macro-economic conditions.

Gross margin for the third quarter of 2008 was 27.6% of revenue, compared to 29.7% for the same period in 2007. The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in our embedded module products. Third quarter operating expenses were $27.9 million, or 20.4% of revenue, compared to $21.4 million, or 19.2% of revenue in the same period of 2007. Net earnings, meanwhile, were $7.3 million, or diluted earnings per share of $0.23, compared to $9.0 million, or diluted earnings per share of $0.33 in the third quarter of 2007.

Q3 Results Compared to Guidance

For the three months ended September 30, 2008, revenue of $136.8 million was lower than our guidance of $140.0 million. Earnings from operations were $9.8 million, below our guidance of $11.0 million. Our net earnings of $7.3 million, or diluted earnings per share of $0.23, were lower than our guidance of net earnings of $8.5 million, or diluted earnings per share of $0.27.

Business Developments

The third quarter of 2008 included the following business developments:

•                  Together with AT&T, we announced the availability of our newest HSPA device, the AT&T USBConnect Mercury, also known as the Sierra Wireless Compass 885. The Compass 885 features download speeds of up to 7.2 Mbps, upload speeds of up to 2 Mbps, onboard file storage and TRU-Install set-up capability. It is currently the smallest device in AT&T’s lineup of HSPA LaptopConnect devices.

•                  We announced the availability of our Compass 885 HSPA USB modem with O2 in the UK, Swisscom and sunrise in Switzerland and Telstra in Australia. We also commenced commercial shipments of the Compass 885 to other operators around the world.

•                  We announced that our latest EV-DO Rev A mobile broadband modem, the Compass 597, is now available from TELUS in Canada and from Telecom New Zealand.

•                  We partnered with Telstra and NetComm Limited to launch two new mobile broadband devices, the Telstra Turbo 7 Series Wireless Gateway and BigPond 7.2 Wireless Broadband Home Network Gateway. Both devices combine three capabilities in one unit: super-fast mobile broadband, a secure Wi-Fi Gateway and Ethernet connectivity.

•                  Microboard, a leading notebook computer supplier in Brazil, selected our embedded modules to provide 3G wireless connectivity to the Microboard Ellite notebook computer. The Microboard Ellite 3G notebook is available in Brazil with service on the Claro mobile broadband network, and can be purchased in Claro retail stores.

•                  We announced the availability of a new software development kit (SDK) for Original Equipment Manufacturers (OEMs) supporting Windows CE operating systems. The Windows CE SDK offers OEM customers a more streamlined and cost-efficient development cycle for devices using Sierra Wireless 3G embedded modules.

•                  We announced that our ALEOS™ embedded intelligence software has been enhanced and now includes events reporting capabilities for the AirLink™ PinPoint X and PinPoint XT mobile gateways. The ALEOS Events Reporting Engine provides PinPoint customers with real-time event status that is highly customizable and can be remotely managed, controlled, and configured.

•                  CalAmp selected our embedded modules to provide 3G wireless broadband connectivity for its recently launched WiMetry Internet Protocol-based wireless communications platform. This solution is used in Automatic Meter Reading and Advanced Metering Infrastructure applications.

•                  OneAccess, a leading European supplier of networking equipment located in France, selected our HSPA embedded modules to provide 3G mobile broadband connectivity for the new ONECell35 business router. The ONECell35 leverages the 3G services offered by mobile operators to provide users with high speed wireless back-up capability.

•                  We introduced our MC8792V for HSPA networks, the first Sierra Wireless embedded module to offer UMTS 900 MHz frequency band support in a feature rich, cost effective product.

Corporate Developments

During the second quarter, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the Toronto Stock Exchange and the NASDAQ Global Market. As of September 30, 2008, 407,700 common shares had been purchased and subsequently cancelled.

We completed an agreement in the third quarter to purchase the assets of Junxion, Inc., an innovative supplier of routers and device management solutions for machine to machine applications.  The transaction has closed and Junxion products and technology are being integrated into our Mobile and M2M product plans.

Outlook

Our short-term outlook remains cautious given the macro economic conditions in our key markets and the expected erosion in sales of our embedded modules to PC OEMs.  We continue to be encouraged by the longer-term growth opportunities in our key markets. Mobile broadband services continue to expand and advance around the world, customer awareness of these compelling services is growing, market segments and applications are expanding, and overall market penetration is still very low.  Based on this outlook and our confidence in our ability to execute, we are continuing to invest in further strengthening and broadening our market position.

/s/ Jason W. Cohenour

Jason W. Cohenour

President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements.  Forward-looking statements in this report include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2008, and up to and including November 4, 2008.  This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2008 as well as our audited consolidated financial statements for the fiscal year ended December 31, 2007 (together, the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our Consolidated Financial Statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, (“OEMs”), and high value fixed and mobile wireless solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development and launch, leveraging our expertise in wireless design, integration and certification to provide built-in wireless connectivity for mobile computing devices and other vertical market solutions. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that mobile broadband for mobile computing is a rapidly growing market.  We believe that the key growth enablers for this market include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans and growing customer awareness of mobile broadband.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our rugged mobile and M2M products are used primarily in the public safety, energy, industrial, transportation and transaction processing markets.  We believe the mobile and M2M markets we serve offer attractive opportunities for long term profitable growth.  We also believe that there are many mobile and M2M segments and customers, as well as a fragmented base of competitors, giving us opportunity to expand our market position and share.

We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

In 2007, we achieved record annual revenue of $439.9 million, driven by the launch of nine new mobile computing products for both HSPA and EV-DO Rev A networks.  We expanded our product footprint with key existing customers such as AT&T and Sprint, and significantly grew our European and Asia-Pacific business, while maintaining profitability.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless solutions in the M2M segment.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions. The acquisition of AirLink also strengthens our position in the rugged mobile and M2M product segments.  We paid cash consideration of $12.0 million and issued approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink.

On April 7, 2008, we announced a definitive agreement to acquire CradlePoint, Inc. (“CradlePoint”), a privately-held developer and supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  Under the terms of the definitive agreement, we had expected to pay cash consideration of $21.8 million and would have issued 462,963 shares to the shareholders of CradlePoint.  On July 7, 2008, we announced that we had terminated the agreement to acquire CradlePoint as a result of one of the conditions of closing not being met.

During the second quarter of 2008, we received regulatory approval that allows us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and the NASDAQ Global Market.  As of September 30, 2008, we had purchased and cancelled 407,700 shares under the Bid.

In the third quarter of 2008, our revenue increased 23% to $136.8 million, compared to $111.5 million in the same period of 2007.  Gross margin for the third quarter of 2008 was 27.6%, compared to 29.7% in the same period of 2007.  Earnings from operations in the third quarter of 2008 were $9.8 million, or 7.2% of revenue, compared to $11.6 million, or 10.4% of revenue, in the same period of 2007.  Net earnings were $7.3 million, or diluted earnings per share of $0.23, in the three months ended September 30, 2008, compared to net earnings of $9.0 million, or diluted earnings per share of $0.33, in the same period of 2007.  Net earnings for the third quarter of 2008 include stock-based compensation expense of $1.6 million and acquisition amortization of $0.7 million, compared to $1.5 million and $1.0 million, respectively, in the same period of 2007.

Our balance sheet remains strong, with $227.3 million of cash, cash equivalents and short and long-term investments at September 30, 2008, compared to $196.4 million at December 31, 2007. For the three months ended September 30, 2008, record cash of $22.8 million was provided by operations, compared to cash provided by operations of $14.2 million in the same period of 2007.

Key factors that we expect will affect our revenue in the near term are the relative competitive position our products have within the wireless operators’ sales channels in any given period, general economic conditions in the markets we serve, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, technology transitions in both EV-DO and HSPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success OEMs achieve with sales of embedded solutions to end customers and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

Our robust product line, expanded roster of sales channels, the addition of AirLink and continued market growth underpin our expectation of solid revenue growth and continued profitability for the 2008 fiscal year.  However, macro economic headwinds in key markets, as well as the impact of expected product launches by competitors in the notebook computer manufacturer (“PC OEM”) market cause us to be cautious regarding the magnitude of revenue growth in the near term.  Specific product development and business development initiatives include:

PC Adapter Products

PC adapter products include our AirCard branded PC cards, both PCMCIA and ExpressCard form factors, and our USB modems.  In the third quarter of 2008, sales of our PC adapter products increased 35% to $98.0 million, compared to $72.7 million in the same period of 2007.  USB wireless modems dominate the composition of our PC adapter product line, generating approximately $70 million of revenue in the third quarter of 2008.  Continued success with our PC adapter products will depend in part on our ability to continue to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

Our USB wireless modems plug into the USB ports of notebook and desktop computers, as well as other products such as network routers.  In the first half of 2007, we began commercial shipments of our USB modems for HSDPA and EV-DO Rev A networks and began shipping our HSUPA USB modems during the fourth quarter of 2007.  During the first nine months of 2008, we continued to have a strong position with AT&T and Telstra with shipments of our HSUPA USB modems and with Sprint with shipments of our EV-DO Rev A USB modems.

During the third quarter of 2008, we began shipping our new USB modem for HSUPA networks, the Compass 885, to AT&T in the U.S., O2 in the UK, Telstra in Australia and Swisscom and sunrise in Switzerland.   We also commenced shipments of our EV-DO Rev A USB modem, the Compass 597, to Telus in Canada and Telecom NZ.  We believe that form factor and industrial design are important differentiators among USB products, and both of our new Compass USB wireless modems are significantly smaller than our previous models and have an innovative new industrial design and feature set.  We expect that the timing of the introduction of new USB form factors by ourselves and our competitors may lead to volatility in our revenue on a quarterly basis, as new form factors enter the market at different times.

Embedded Module Products

We have two categories of embedded module customers, PC OEM and non-PC OEM customers who provide wireless solutions for a variety of applications, including fixed wireless terminal solutions (“vertical OEM”).

In the third quarter of 2008, sales of our embedded module products increased 8% to $29.8 million, compared to $27.6 million in the same period of 2007.  Of the $29.8 million, approximately $15.0 million was from sales to PC OEMs and $14.8 million was from sales to vertical OEMs.

We currently have embedded module design wins with several PC OEMs.  Our design wins span multiple generations of both EV-DO and HSUPA technologies.  PC OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.   During the first quarter of 2008, Fujitsu Siemens Computers selected our HSPA modules to provide network connectivity for selected models in their LIFEBOOK product line of professional notebook computers.  In addition, NEC integrated our HSPA embedded module in their LaVie G type J notebook computer that operates on the NTT DoCoMo HSDPA network in Japan.  While we have been successful in securing design wins, we are not guaranteed future design wins.  The PC OEM market has become more competitive during 2008 with the entrance of both the Ericsson and Qualcomm Gobi solutions for PC OEMs.  Both Ericsson and Qualcomm have secured design wins for next generation platforms, including PC OEMs with whom we have design wins for current platforms.  We expect this will continue to put pressure on our revenue from PC OEMs during the remainder of 2008.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

We continue to have a solid position with vertical OEM customers.  In the first quarter of 2008, we announced that LANCOM Systems selected our embedded module to provide broadband connectivity for its UMTS router and that Becker Marine Systems Communication has integrated our embedded modules into its communication server.  During the second quarter of 2008, Alcatel-Lucent selected our embedded module for its wireless laptop security, management and tracking system.  ERCO & GENER, a designer, manufacturer and marketer of communication systems for the French and export markets, also selected our embedded modules to provide HSPA network connectivity for their GenPro 30e modem.  During the third quarter of 2008, Netcomm launched two wireless gateway devices that use our embedded module on Telstra’s Next G network.  In addition, Microboard selected our embedded module to provide 3G wireless connectivity in the Microboard Ellite notebook computer that is available in Brazil and CalAmp integrated our embedded modules in their new wireless meter reading communication platform.  We also have design wins with Cisco, Ericsson, Digi and others for fixed wireless terminal and router solutions.  We believe that there are good growth opportunities in the vertical OEM market and are investing to expand our position.

During the first half of 2008, we introduced four new embedded modules, the MC8785V, the MC8790 and the MC8790V for HSUPA networks, and the MC5727 for EV-DO Rev A networks.  During the third quarter, we introduced our MC8792V for HSPA networks, which is our first embedded module to offer UMTS 900MHz frequency band support in a feature rich, cost effective product.

Mobile and M2M Products

Our rugged mobile and M2M products are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We strengthened our position in these high margin segments by adding AirLink’s high value fixed and mobile wireless data solutions to our product portfolio, following the completion of the AirLink acquisition on May 25, 2007.  During the first quarter of 2008, we introduced and shipped the AirLink Raven XT in North America.  We also introduced the Raven X and XT, and the MP880W and PinPoint X in-vehicle modems into the European market.  During the second quarter of 2008, the Raven X, PinPoint X and MP881W were certified for use on the AT&T BroadbandConnect network.  We also commenced shipments of the PinPoint XT to a customer in the Europe, Middle East and Africa region (“EMEA”), representing our first sales of these products in the EMEA region.  In the third quarter of 2008, our MP595W mobile gateway WiFi access point was certified on the Verizon Wireless, Bell Mobility and Alltel networks.  In addition, HSUPA variants of our PinPoint X mobile gateway and Raven X fixed terminal gateway were certified on Rogers Wireless and our Raven XT fixed terminal gateway was certified on the Bell Mobility and Telus networks.  We also commenced shipments of our PinPoint X and PinPoint XT into Europe.

In the third quarter of 2008, revenue from mobile and M2M products decreased to $7.2 million from $9.8 million in the same period of 2007 as a result of adverse economic conditions.

Results of Operations

The following table sets forth our operating results for the three and nine months ended September 30, 2008, expressed as a percentage of revenue:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	72.4	70.3	72.3	71.9
Gross margin	27.6	29.7	27.7	28.1
Expenses:
Sales and marketing	6.4	5.3	5.6	4.9
Research and development	9.5	8.7	9.5	10.2
Administration	3.7	4.1	3.6	3.7
Amortization	0.8	1.1	0.8	1.0
	20.4	19.2	19.5	19.8
Earnings from operations	7.2	10.5	8.2	8.3

Other income	0.4	0.6	1.0	0.9
Earnings before income taxes	7.6	11.1	9.2	9.2

Income tax expense	2.3	3.0	2.8	2.3
Net earnings	5.3%	8.1%	6.4%	6.9%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue by product:
PC adapters	72%	65%	71%	72%
Embedded modules	22	25	23	21
Mobile and M2M	5	9	5	5
Other	1	1	1	2
	100%	100%	100%	100%
Revenue by distribution channel:
Wireless carriers	61%	55%	60%	60%
PC OEM	11	14	14	12
Vertical OEM	10	10	8	9
Resellers	18	21	18	19
	100%	l00%	100%	100%
Revenue by geographical region:
Americas	71%	72%	69%	71%
EMEA	9	8	9	12
Asia-Pacific	20	20	22	17
	100%	100%	100%	100%

Results of Operations – Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007

Revenue

Revenue amounted to $136.8 million for the three months ended September 30, 2008, compared to $111.5 million in the same period of 2007, an increase of 23%.  The increase in revenue was primarily a result of an increase in sales of our HSPA and EV-DO Rev A USB modems.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 71%, 9% and 20%, respectively, of our total revenue in the third quarter of 2008, compared to 72%, 8% and 20%, respectively, in the same period of 2007.  Our North American business increased by 21% compared to the third quarter of 2007 primarily as a result of an increase in sales of our HSPA and EV-DO Rev A USB modems, partially offset by a decrease in sales of our M2M products.  In Europe, revenue increased by 31% compared to the third quarter of 2007, primarily as a result of increased sales of our new HSPA USB modems.  Our business in the Asia-Pacific region increased 25% in the third quarter of 2008, compared to the same period in 2007 due primarily to an increase in sales of our HSPA PC adapters and embedded modules.

In the third quarter of 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the third quarter of 2007, AT&T, Sprint and Verizon Wireless each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 51% of our revenue.

Recent product launches, combined with a growing market and anticipated further channel expansion, underpin our expectation of year-over-year revenue growth in the fourth quarter of 2008.  However, macro economic headwinds in key markets, as well as the impact of expected product launches by competitors in the PC OEM market, cause us to be cautious regarding the magnitude of revenue growth in the near term.

Gross margin

Gross margin amounted to $37.8 million for the three months ended September 30, 2008, or 27.6% of revenue, compared to $33.1 million, or 29.7% of revenue, in the same period of 2007.  The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in our embedded module products.  Gross margin included $0.1 million of stock-based compensation expense in each of the third quarters of 2008 and 2007.

During the remainder of 2008, we expect that our gross margin percentage will fluctuate from quarter to quarter depending on product mix, competitive selling prices, our ability to reduce product costs and increased sales volumes.

Sales and marketing

Sales and marketing expenses were $8.7 million for the third quarter of 2008, compared to $6.0 million in the same period of 2007, an increase of 46%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches and investments in channel expansion.  Sales and marketing expense included $0.4 million of stock-based compensation expense in the third quarter of 2008, compared to $0.3 million in the same period of 2007.  Sales and marketing expenses as a percentage of revenue increased to 6.4% in the three months ended September 30, 2008, compared to 5.3% in the same period of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $13.1 million for the three months ended September 30, 2008, compared to $9.7 million in the same period of 2007, an increase of 35%.  The increase is due to the significant investment in new products being developed and launched in both EV-DO and HSPA technologies.  Included in research and development expense was $0.3 million of stock-based compensation expense in each of the third quarters of 2008 and 2007.

Research and development expenses, excluding government research and development funding repayments, were $12.4 million, or 9.0% of revenue for the three months ended September 30, 2008, compared to $8.6 million, or 7.7% of revenue in the same period of 2007.

We expect to continue to invest in new product development during the fourth quarter of 2008.

Administration

Administration expenses amounted to $5.0 million, or 3.7% of revenue, for the three months ended September 30, 2008, compared to $4.5 million, or 4.1% of revenue, in the same period of 2007.  The increase in administration costs is primarily due to an increase in costs to support our corporate growth.  Included in administration expense was $0.8 million of stock-based compensation expense in each of the third quarters of 2008 and 2007.

Other income

Other income was $0.5 million in the third quarter of 2008, compared to $0.7 million in the same period of 2007.  Other income includes interest income, interest expense and foreign exchange gains and losses.  The decrease is primarily due to a foreign exchange loss of $0.8 million in the third quarter of 2008, compared to a loss of $0.3 million the same period of 2007.  The decrease in 2008 was partially offset by an increase in interest income as a result of an increase in cash from our common share public offering completed in October 2007 and cash generated from operations.

Net earnings

Our net earnings amounted to $7.3 million, or diluted earnings per share of $0.23, for the three months ended September 30, 2008, compared to net earnings of $9.0 million, or diluted earnings per share of $0.33, in the same period of 2007.  Included in net earnings is $1.6 million of stock-based compensation in the third quarter of 2008, compared to $1.5 million, in the same period of 2007.

The weighted average diluted number of shares outstanding increased to 31.3 million for the three months ended September 30, 2008, compared to 27.7 million in 2007.  The increase is primarily due to the issuance of 3.8 million shares in connection with our October 2, 2007 public offering.  During the third quarter of 2008, we purchased and cancelled 407,700 of our common shares under our normal course issuer bid.

Results of Operations – Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

Revenue

Revenue amounted to $434.4 million for the nine months ended September 30, 2008, compared to $304.3 million in the same period of 2007, an increase of 43%.  The increase in revenue was due primarily to an increase in sales of our new HSPA and EV-DO Rev A USB modems, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 69%, 9% and 22%, respectively, of our total revenue for the first nine months of 2008 and 71%, 12% and 17%, respectively, in the same period of 2007.  Our North American business has increased by 39% compared to the prior year as a result of an increase in sales of our new HSPA and EV-DO Rev A USB modems, partially offset by a decrease in sales of our PC card products.  In Europe, revenue increased by 9% compared to the prior year primarily as a result of an increase in sales of embedded modules to PC OEM customers.  Our business in the Asia-Pacific region has increased 83% in the nine months ended September 30, 2008, compared to the same period in 2007, due primarily to an increase in sales of our embedded modules and HSPA PC adapters.

In the nine months ended September 30, 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 51% of our revenue.  In the nine months ended September 30, 2007, AT&T, Sprint and Verizon each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 55% of our revenue.

Recent product launches, combined with a growing market and anticipated further channel expansion, underpin our expectation of year-over-year revenue growth in the fourth quarter of 2008.  However, macro economic headwinds in key markets, as well as the impact of expected product launches by competitors in the PC OEM market cause us to be cautious regarding revenue growth in the near term.

Gross margin

Gross margin amounted to $120.3 million in the first nine months of 2008, or 27.7% of revenue, compared to $85.4 million, or 28.1% of revenue, in the same period of 2007.  The decrease in gross margin percentage resulted primarily from a higher proportion of sales coming from our USB modems that yield a lower margin than our PC cards, embedded module and M2M products, partially offset by improved margins in our embedded module products.  Stock-based compensation expense included in gross margin was $0.4 million in the nine months ended September 30, 2008, compared to $0.3 million in the same period of 2007.

Sales and marketing

Sales and marketing expenses were $24.5 million in the nine months ended September 30, 2008, compared to $15.0 million in the same period of 2007, an increase of 63%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches, investments in channel expansion as well as the addition of staff and costs from the AirLink acquisition.  Stock-based compensation expense in the first nine months of 2008 was $1.1 million, compared to $0.6 million in the same period of 2007.  Sales and marketing expenses as a percentage of revenue increased to 5.6% in the first three quarters of 2008, compared to 4.9% in the same period of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $40.9 million in the nine months ended September 30, 2008, compared to $31.2 million in the same period of 2007, an increase of 31%.  The increase is due to the significant investment in new products being developed and launched in both EV-DO and HSPA technologies, the addition of staff from the AirLink acquisition and an increase in accrued repayments of government research and development funding.  Stock-based compensation expense included in research and development expense was $0.9 million in the first nine months of 2008, compared with $0.7 million in the same period of 2007.

Research and development expenses, excluding government research and development funding repayments, were $35.8 million, or 8.2% of revenue in the first three quarters of 2008, compared to $28.3 million, or 9.3% of revenue in the same period of 2007.

We expect to continue to invest in new product development during the fourth quarter of 2008.

Administration

Administration expenses amounted to $15.7 million, or 3.6% of revenue, in the nine months ended September 30, 2008, compared to $11.1 million, or 3.7% of revenue, in the same period of 2007.  The increase in administration costs is primarily due to an increase in costs to support our corporate growth and the addition of staff from the AirLink acquisition.  Included in administration expense was $2.4 million of stock-based compensation expense in the first three quarters of 2008, compared to $2.0 million in the same period of 2007.

Other income

Other income was $4.3 million in the nine months ended September 30, 2008, compared to $2.8 million in the same period of 2007.  Other income includes interest income, interest expense and foreign exchange gains and losses.  The increase is primarily due to an increase in interest income from increased cash balances, partially offset by a foreign exchange loss of $0.2 million in the first nine months of 2008, compared to a loss of $0.5 million in the same period of 2007.

Income tax expense

Income tax expense was $12.0 million in the nine months ended September 30, 2008, compared to $7.1 million in the same period of 2007.  The increase in income tax expense is due to an increase in taxable income in 2008 and the reduction of available loss carry forwards.

Net earnings

Our net earnings amounted to $27.9 million, or diluted earnings per share of $0.89, in the nine months ended September 30, 2008, compared to net earnings of $21.0 million, or diluted earnings per share of $0.78, in the same period of 2007.  Included in net earnings for the first nine months of 2008 was $4.9 million of stock-based compensation, compared to $3.6 million in the same period of 2007.

The weighted average diluted number of shares outstanding increased to 31.4 million in the first three quarters of 2008, compared to 26.8 million in the same period of 2007.  The increase is primarily due to the issuance of 1.3 million shares in connection with the acquisition of AirLink on May 25, 2007 and the issuance of 3.8 million shares in connection with our October 2, 2007 public offering. During the third quarter of 2008, we purchased and cancelled 407,700 of our common shares under our normal course issuer bid.

Legal Proceedings

We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the three and nine months ended September 30, 2008, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $16.0 million and goodwill of $33.0 million generated primarily from our acquisitions of AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We assessed the realizability of goodwill related to the AirLink reporting unit during the fourth quarter of 2007 and determined that the fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at May 25, 2007, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

We assessed the realizability of goodwill related to the AirPrime reporting unit during the fourth quarter of 2007 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill during 2007 or 2006.

•                  Effective January 1, 2007, we adopted the provisions of FIN 48 to account for and report income tax uncertainties.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it would take to find a suitable tenant or for us to use the space.  These assumptions are influenced by market conditions and the availability of similar space nearby.  As market conditions change, we will adjust our provision accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123R “Share-Based Payments” (“FAS No. 123R”). Under the fair value recognition provisions of FAS No. 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $53.8 million in the first three quarters of 2008, compared to cash provided by operating activities of $31.2 million in the same period of 2007.  The source of cash in operating activities in the first nine months of 2008 primarily resulted from net earnings of $27.9 million adjusted for non-cash items of $18.2 million as well as changes in other operating assets and liabilities of $7.7 million.

Investing Activities

Cash used by investing activities was $11.4 million in the first three quarters of 2008, compared to cash used by investing activities of $23.8 million in the same period of 2007.  Cash used by investing activities was due primarily to expenditures on fixed and intangible assets of $15.0 million and $2.6 million, respectively, for the nine months ended September 30, 2008, compared to $6.8 million and $0.8 million, respectively, in the same period of 2007.  The use of cash was offset by net proceeds from the maturity of short-term investments of $6.2 million in the nine months ended September 30, 2008, compared to a use of cash of $4.1 million in the same period of 2007.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $6.7 million in the first three quarters of 2008, compared to cash provided by financing activities of $2.8 million in the same period of 2007.  Cash of $5.0 million was used in the first nine months of 2008 to repurchase our common shares under the Bid, compared to nil in the prior year.  We also used cash of $2.5 million to fund our restricted share unit program in the nine months ended September 30, 2008, compared to nil in the same period of 2007.  Offsetting the use of cash were proceeds from the exercise of stock options of $1.0 million in the nine months ended September 30, 2008, compared to $3.9 million in the same period of 2007.

As of September 30, 2008, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash, cash equivalents and short and long-term investments of $227.3 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2008 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of September 30, 2008:

Payments due in fiscal	Operating Leases

2008	$868
2009	2,833
2010	2,765
2011	1,405
2012	105
Thereafter	—
Total	$7,976

As of September 30, 2008, we had tax obligations for uncertain tax positions of $5.7 million.

We have entered into purchase commitments totaling approximately $137.2 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $137.2 million of product from certain contract manufacturers between October 2008 and December 2008.

Sources and Uses of Cash

We have an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bears interest at prime per annum.  The balance at September 30, 2008 was nil (December 31, 2007 — nil).

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At September 30, 2008, we had no amounts outstanding (December 31, 2007 - $6.0 million) under the letters of credit.   Our obligations under these financial instruments expired in February 2008 and have been replaced by a standby irrevocable letter of credit.

Our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments.   Our customers typically are under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We may have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments includes cash, short and long-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short and long-term investments amounted to $227.3 million at September 30, 2008, compared to $196.4 million at December 31, 2007.

•                  Accounts receivable amounted to $88.7 million at September 30, 2008, compared to $83.0 million at December 31, 2007.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime per annum.  At September 30, 2008, there were no borrowings under this facility.

Market Risk Disclosure

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  As our business expands in Europe, we expect that we will be increasingly exposed to currency fluctuation risks associated with the Euro. To date, we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

We have available funds and very little debt. Accordingly, we have not been materially adversely affected by significant interest rate fluctuations.

Related Party Transactions

During the three and nine months ended September 30, 2008, there were no material related party transactions.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the first nine months of 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2007.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

	Quarter Ended
2008	Mar 31	Jun 30	Sep 30

Revenue	$141,949	$155,698	$136,794
Cost of goods sold	102,614	112,490	99,025
Gross margin	39,335	43,208	37,769

Expenses:
Sales and marketing	7,835	7,928	8,717
Research and development	13,769	14,063	13,062
Administration	5,084	5,601	5,011
Amortization	1,281	1,212	1,135
	27,969	28,804	27,925
Earnings from operations	11,366	14,404	9,844
Other income	2,459	1,269	522
Earnings before income taxes	13,825	15,673	10,366
Income tax expense	4,148	4,702	3,110
Net earnings	$9,677	$10,971	$7,256

Earnings per share:
Basic	$0.31	$0.35	$0.23
Diluted	$0.31	$0.35	$0.23

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273
Diluted	31,427	31,512	31,324

	Quarter Ended				Year
2007	Mar 31	Jun 30	Sep 30	Dec 31	2007

Revenue	$85,428	$107,379	$111,515	$135,581	$439,903
Cost of goods sold	62,111	78,383	78,446	97,821	316,761
Gross margin	23,317	28,996	33,069	37,760	123,142

Expenses:
Sales and marketing	4,097	4,923	5,963	7,237	22,220
Research and development	9,885	11,606	9,692	11,865	43,048
Administration	3,141	3,448	4,508	4,281	15,378
Amortization	668	889	1,271	1,092	3,920
	17,791	20,866	21,434	24,475	84,566
Earnings from operations	5,526	8,130	11,635	13,285	38,576
Other income	1,249	758	743	2,045	4,795
Earnings before income taxes	6,775	8,888	12,378	15,330	43,371
Income tax expense	1,518	2,218	3,343	3,833	10,912
Net earnings	$5,257	$6,670	$9,035	$11,497	$32,459

Earnings per share:
Basic	$0.20	$0.25	$0.33	$0.37	$1.17
Diluted	$0.20	$0.25	$0.33	$0.37	$1.16

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355	31,217	27,696
Diluted	25,955	26,722	27,674	31,389	27,956

	Quarter Ended				Year
2006	Mar 31	Jun 30	Sep 30	Dec 31	2006

Revenue	$45,224	$55,223	$52,535	$68,303	$221,285
Cost of goods sold	28,567	36,366	36,651	50,524	152,108
Gross margin	16,657	18,857	15,884	17,779	69,177

Expenses:
Sales and marketing	3,750	3,726	2,820	3,418	13,714
Research and development	7,528	8,905	8,830	8,824	34,087
Administration	2,747	3,301	3,427	3,404	12,879
Amortization	759	748	697	705	2,909
	14,784	16,680	15,774	16,351	63,589
Earnings from operations	1,873	2,177	110	1,428	5,588
Other income	1,175	1,306	1,146	1,627	5,254
Earnings before income taxes	3,048	3,483	1,256	3,055	10,842
Income tax expense (recovery)	461	(287)	188	684	1,046
Net earnings	$2,587	$3,770	$1,068	$2,371	$9,796

Earnings per share:
Basic	$0.10	$0.15	$0.04	$0.09	$0.38
Diluted	$0.10	$0.15	$0.04	$0.09	$0.38

Weighted average number of shares (in thousands):
Basic	25,492	25,602	25,660	25,681	25,609
Diluted	25,736	25,959	25,874	25,856	25,857

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our results were as follows:

•                  Revenue for the first nine months of 2008 increased significantly compared to the same period of 2007 as a result of increased sales of our HSPA and EV-DO Rev A USB modems and embedded modules, as well as sales of the M2M products acquired in the AirLink transaction.

•                  Revenue for the year ended 2007 increased significantly compared to the same period of 2006 primarily as a result of the launch of our new mobile broadband USB modems for HSPA and EV-DO Rev A networks, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.  During 2007, gross margin declined primarily as a result of sales of lower margin USB modems and generally lower margins for our mobile computing products.  This decrease was partially offset by the mobile and M2M products acquired from AirLink that yield higher margins.  The overall financial impact of lower percentage gross margin is more than offset by an increase in the volume of sales. Net earnings in 2007 increased primarily due to increased revenue and continued cost control relative to revenue.

•                  We completed the acquisition of AirLink on May 25, 2007, the results of which are included in our consolidated financial results from that date forward.  During the period from May 25, 2007 to December 31, 2007, AirLink contributed $22.5 million to revenue, at a 51.4% gross margin.

•                  Revenue in 2006 increased significantly compared to 2005 primarily as a result of several new AirCard and embedded module product introductions and the expansion of our sales channels.  During 2006, gross margin declined primarily as a result of increased product cost for our newer AirCard products, higher sales of lower margin embedded module products and lower sales of higher margin rugged mobile products.

Selected Annual Information

Years ended December 31,	2005	2006	2007

Revenue	$107,144	$221,285	$439,903
Net earnings (loss)	(36,468)	9,796	32,459
Diluted earnings (loss) per share	(1.44)	0.38	1.16
Total assets	173,980	211,608	385,021
Total current and long-term portions of long-term liabilities	3,128	1,992	858

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•                  Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•                  Higher than anticipated acquisition and integration costs and expenses;

•                  Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•                  The difficulty and expense of integrating the operations and personnel of the companies;

•                  Disruption of our ongoing business;

•                  Diversion of management’s time and attention away from our remaining business during the integration process;

•                  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•                  The inability to implement uniform standards, controls, procedures and policies;

•                  The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•                  As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the three months ended September 30, 2008, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 53% of our revenue.  In the year ended December 31, 2007, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields and costs;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

During the nine months ended September 30, 2008, our net earnings were $27.9 million.  During the years ended 2006 and 2007, our net earnings were $9.8 million and $32.5 million, respectively.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year. Our accumulated deficit at September 30, 2008 was $13.4 million. Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. While we have been profitable for twelve sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue	$136,794	$111,515	$434,441	$304,322
Cost of goods sold	99,025	78,446	314,129	218,940
Gross margin	37,769	33,069	120,312	85,382

Expenses:
Sales and marketing	8,717	5,963	24,480	14,983
Research and development	13,062	9,692	40,894	31,183
Administration	5,011	4,508	15,696	11,097
Amortization	1,135	1,271	3,628	2,828
	27,925	21,434	84,698	60,091
Earnings from operations	9,844	11,635	35,614	25,291

Other income	522	743	4,250	2,750
Earnings before income taxes	10,366	12,378	39,864	28,041
Income tax expense	3,110	3,343	11,960	7,079
Net earnings	7,256	9,035	27,904	20,962
Deficit, beginning of period	(19,954)	(61,134)	(40,602)	(73,061)
Excess of purchase price over assigned value of common shares (note 7)	(708)	—	(708)	—
Deficit, end of period	$(13,406)	$(52,099)	$(13,406)	$(52,099)

Earnings per share for the period:
Basic	$0.23	$0.33	$0.89	$0.79
Diluted	$0.23	$0.33	$0.89	$0.78

Weighted average number of shares (in thousands):
Basic	31,273	27,355	31,328	26,509
Diluted	31,324	27,674	31,421	26,799

 See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Net earnings	$7,256	$9,035	$27,904	$20,962
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	(15)	1	22	20
Realized gain (loss) on marketable securities	—	20	(47)	18
Comprehensive income	$7,241	$9,056	$27,879	$21,000

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30,	December 31,
	2008	2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$119,385	$83,624
Short-term investments (note 4)	82,861	92,980
Accounts receivable, net of allowance for doubtful accounts of $2,112 (2007 – $1,991)	88,713	83,015
Inventories (note 5)	33,284	24,989
Deferred income taxes	1,760	3,556
Prepaid expenses	5,788	9,229
	331,791	297,393

Long-term investments (note 4)	25,047	19,757
Fixed assets	21,892	15,274
Intangible assets	15,979	17,418
Goodwill	33,007	32,541
Deferred income taxes	1,359	1,156
Other	—	1,482
	$429,075	$385,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$39,447	$31,163
Accrued liabilities	63,830	53,691
Deferred revenue and credits	544	534
Current portion of long-term liabilities (note 6)	231	277
	104,052	85,665

Long-term liabilities (note 6)	404	581
Deferred income taxes	2,959	3,451

Shareholders’ equity:
Share capital (note 7)	324,406	328,323
Additional paid-in capital	9,456	6,374
Warrants	1,538	1,538
Deficit	(13,406)	(40,602)
Accumulated other comprehensive loss	(334)	(309)
	321,660	295,324
	$429,075	$385,021

Contingencies (note 11)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash flows from operating activities:
Net earnings for the period	$7,256	$9,035	$27,904	$20,962
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,076	3,520	11,875	10,445
Stock-based compensation (note 8)	1,618	1,510	4,913	3,614
Tax benefit related to stock option deduction	—	635	—	635
Loss (gain) on disposal	—	—	73	(20)
Utilization of pre-acquisition tax losses	—	—	—	802
Deferred income taxes	1,272	373	1,102	414
Changes in operating assets and liabilities
Accounts receivable	9,230	(604)	(7,081)	(9,319)
Inventories	(6,371)	7,642	(8,295)	(5,906)
Prepaid expenses and other assets	1,956	1,292	4,923	3,641
Accounts payable	2,750	(11,716)	8,285	6,637
Accrued liabilities	785	2,787	10,139	(708)
Deferred revenue and credits	180	(241)	9	(24)
Net cash provided by operating activities	22,752	14,233	53,847	31,173

Cash flows from investing activities:
Business acquisition (note 3)	—	(264)	(35)	(12,157)
Proceeds on disposal	—	—	2	21
Purchase of fixed assets	(4,971)	(2,073)	(14,990)	(6,792)
Increase in intangible assets	(1,694)	(379)	(2,578)	(761)
Purchase of long-term investments	(5,169)	(4,310)	(5,169)	(4,310)
Purchase of short-term investments	(67,175)	(36,532)	(142,771)	(100,636)
Proceeds on maturity of short-term investments	38,214	13,922	154,134	100,796
Net cash used by investing activities	(40,795)	(29,636)	(11,407)	(23,839)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	339	744	1,023	3,293
Purchase of shares for restricted share unit plans	(1,487)	—	(2,498)	—
Repurchase of common shares	(4,982)	—	(4,982)	—
Increase (decrease) in long-term liabilities	(83)	16	(222)	(481)
Net cash provided by (used in) financing activities	(6,213)	760	(6,679)	2,812

Net increase (decrease) in cash and cash equivalents	(24,256)	(14,643)	35,761	10,146
Cash and cash equivalents, beginning of period	143,641	71,227	83,624	46,438
Cash and cash equivalents, end of period	$119,385	$56,584	$119,385	$56,584

See supplementary cash flow information (note 12).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2008 and 2007

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007.

2.              Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements, except as described in note 2(d).

(a)         Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (including its predecessors AirPrime, Inc., Sierra Wireless Data, Inc. and Sierra Wireless AirLink Solutions, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL (dissolved June 12, 2006), Sierra Wireless ULC, Sierra Wireless (Australia) Pty Limited and Sierra Wireless Technology (Shenzhen) Ltd., from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)         Use of estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

(d)       Recent accounting pronouncements

Effective January 1, 2008 we adopted SFAS No. 159 entitled “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“FAS No. 159”).  FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements.  Unrealized gains and losses on items for which the fair value option have been elected will be reported in earnings.  FAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We have not elected to apply the fair value option to any of our eligible items, therefore there is no impact on our consolidated financial statements.

Effective January 1, 2008 we adopted FASB issued FAS No. 157 entitled “Fair Value Measurements” (“FAS No. 157”). FAS No. 157 clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS No. 157 was required to be applied for fiscal years beginning after November 15, 2007 and interim periods within that year, but FASB Staff

Position 157-2 defers the effective date of FAS No. 157 to fiscal years beginning on or after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized and disclosed at fair value on a recurring basis. The adoption of FAS No. 157 had no impact on our consolidated financial statements.

In April 2008, FASB issued FASB Staff Position 142-3, entitled “Determination of Useful Life of Intangible Assets” (“FAS No. 142-3”).  This statement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  FAS No. 142-3 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after December 15, 2008.  We have not yet determined the impact, if any, that FAS No. 142-3 will have on our consolidated financial statements.

3.              Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications. The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,235, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,638.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$8,978
Property and equipment	251
Intangible assets	11,980
Goodwill	14,389
Deferred income tax	4,193
Total assets acquired	$39,791

Current liabilities	4,363
Long-term deferred income tax liability	4,193

Net assets acquired	$31,235

Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$450
Intellectual property	5	2,550
Customer relationships	5	8,980
Total purchased intangible assets		$11,980

4.     Investments

Investments, all of which are classified as available-for-sale, are comprised as follows:

	Short-term		Long-term
	Sep 30,	Dec 31,	Sep 30	Dec 31,
	2008	2007	2008	2007
Government treasury bills and securities	$67,268	$70,249	$—	$—
Government bonds	15,593	22,731	25,047	19,757
	$82,861	$92,980	$25,047	$19,757

5.     Inventories

	Sep 30,	Dec 31,
	2008	2007
Electronic components	$23,660	$9,904
Finished goods	9,624	15,085
	$33,284	$24,989

6.     Restructuring and Other Charges

For the three months ended September 30, 2008, we recorded an adjustment to decrease the facilities restructuring provision of $96 related to a change in estimate of the future operating expenses and the foreign exchange adjustments on the Canadian dollar denominated liability.

The following table summarizes the changes in the provision for restructuring and other changes for the three and nine months ended September 30, 2008:

Facilities Restructuring and Other
Balance at December 31, 2007	$858
Cash payments	(81)
Decrease in facilities accrual	(12)
Balance at March 31, 2008	765
Cash payments	(12)
Decrease in facilities accrual	(35)
Balance at June 30, 2008	718
Cash receipts	13
Decrease in facilities accrual	(96)
Balance at September 30, 2008	$635

The current and long-term portions of the facilities restructuring are $231 (December 31, 2007 – $277) and $404 (December 31, 2007 – $581), respectively.

7.     Share Capital

Common shares and treasury shares

Changes in the issued and outstanding common shares and treasury shares are as follows:

	Number of Common Shares	Number of Treasury Shares	Amount
Balance at December 31, 2007	31,334,617	—	$328,323
Stock option exercises	12,946	—	135
Balance at March 31, 2008	31,347,563	—	$328,458
Stock option exercises	55,022	—	1,062
Purchase of treasury shares, net of RSU distribution	—	16,680	(315)
Balance at June 30, 2008	31,402,585	16,680	$329,205
Stock option exercises	37,069	—	647
Purchase of treasury shares, net of RSU distribution	—	104,342	(1,172)
Common share cancellation	(407,700)	—	(4,274)
Balance at September 30, 2008	31,031,954	121,022	$324,406

Share repurchase program

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”), representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and will terminate on the earlier of:  (i) May 25, 2009, (ii) the date the Company completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by the Company of termination of the Bid.

Purchases of our common shares, if any, are at the Company’s discretion, will be made at open market prices and will be subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  As of September 30, 2008, 407,700 common shares have been purchased and cancelled under the Bid as follows:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased under the Bid	Maximum number of shares that may yet to be purchased
July 1 - 31	77,700	$12.31	77,700	1,489,678
August 1 - 31	330,000	12.16	330,000	1,159,678
September 1 - 30	—	—	—	1,159,678
Total	407,700	$12.19	407,700

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at September 30, 2008, stock options exercisable into 761,392 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our common shares at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have been granted with a five-year term.

Stock option activity since December 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (‘000s)
		Cdn.$	U.S.$	In Years	Cdn.$	U.S.$
Outstanding, December 31, 2007	1,927,320	$18.01	$18.19	2.8	$2,409	$2,385
Granted	549,674	15.73	15.89
Exercised	(12,946)	5.91	5.96		125	126
Forfeited or expired	(10,798)	17.87	18.06
Outstanding, March 31, 2008	2,453,250	17.88	17.36	3.1	3,582	3,478
Granted	12,500	19.05	18.74
Exercised	(55,022)	11.21	11.03		362	356
Forfeited or expired	(21,437)	14.70	14.45
Outstanding, June 30, 2008	2,389,291	17.91	17.73	2.9	2,012	1,993
Granted	8,500	13.05	12.59
Exercised	(37,069)	9.47	9.13		120	116
Forfeited or expired	(18,919)	16.10	15.53
Outstanding, September 30, 2008	2,341,803	18.44	17.40	2.7	109	103

Exercisable, December 31, 2007	877,198	19.61	19.81		1,386	1,372
Exercisable, March 31, 2008	941,679	19.70	19.13		2,054	1,994
Exercisable, June 30, 2008	1,087,133	19.67	19.47		1,335	1,322
Exercisable, September 30, 2008	1,149,744	19.99	18.86		82	77

The intrinsic value of a stock option is calculated as the quoted market price of the common shares at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the common shares.  The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2008 was $116 and $598, respectively (2007 - $1,288 and $4,905).

Restricted stock plans

During the second quarter of 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of common shares to settle the award. Under the RSPs, independent trustees will purchase the common shares over the facilities of the TSX and the Nasdaq to settle the award.  In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, the trust funds are determined to be variable interest entities and are included in our consolidated financial statements.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting date by delivery of a common share of Sierra Wireless, Inc. for each vested unit.  The total intrinsic value of the RSUs that vested during the three months ended September 30, 2008 was $201.  The weighted average remaining contractual life of the RSUs is 2.1 years.

	Number of RSUs	Weighted Average Grant Date Fair Value
		Cdn.$	U.S.$
Outstanding, December 31, 2007	160,500	$21.07	$19.50
Granted	196,898	15.90	15.75
Outstanding, March 31, 2008	357,398	$18.11	$17.58
Granted	5,650	19.25	18.88
Vested	(36,820)	20.78	18.81
Outstanding, June 30, 2008	326,228	$17.69	$17.51
Granted	2,500	12.78	12.41
Vested	(16,666)	22.30	21.04
Outstanding, September 30, 2008	312,062	$17.97	$16.95

8.     Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the consolidated statements of operations and deficit for the non-vested share awards related to the stock option and restricted stock plans as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Cost of goods sold	$138	$139	$432	$341
Sales and marketing	395	287	1,139	614
Research and development	315	271	906	684
Administration	770	813	2,436	1,975
	$1,618	$1,510	$4,913	$3,614

As of September 30, 2008, the unrecognized compensation costs related to non-vested stock options and RSUs were $8,579 and $3,854, respectively, which are expected to be recognized over weighted average periods of 2.6 and 2.1 years, respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations and deficit for the three and nine months ended September 30, 2008 was $501 and $1,404, respectively (2007 - $227 and $324).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three and nine months ended September 30, 2008 was $5.49 and $7.28, respectively (2007 - $12.56 and $9.84).  The following assumptions were used in these calculations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Expected dividend yield	—	—	—	—
Expected stock price volatility	52%	62%	55%	64%
Risk-free interest rate	3.37%	4.53%	3.24%	4.36%
Expected life of options	4 years	4 years	4 years	4 years

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly closing prices of our common shares over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.

The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R, stock-based compensation is recognized based on awards expected to vest and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ.

9.     Financial Instruments

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At September 30, 2008, we had no amounts outstanding (December 31, 2007 - $6,028) under the letters of credit.   Our obligations under these financial instruments expired in February 2008 and have been replaced by a standby irrevocable letter of credit.

10.  Income Taxes

In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at the beginning of 2008 were $4,085.  This was increased in the three and nine months ended September 30, 2008 by $1,111 and $1,605, respectively, resulting in unrecognized tax benefits of $5,690 as at September 30, 2008.  Of this total, $5,690 (December 31, 2007 – $2,789) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three and nine months ended September 30, 2008, we recorded $1,500 and $1,716, respectively, for interest and penalties.  We had accrued $1,905 for potential interest and penalties as at September 30, 2008.

11.  Contingencies

(a)  Contingent liability on sale of products

(i)    Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we recognize our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)   We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)  Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)  Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three and nine months ended September 30, 2008 and 2007, we claimed nil. As of June 2008, the repayable funding has been fully expensed.  During the three and nine months ended September 30, 2008, we expensed nil and $2,806 (2007 – $1,051 and $2,855) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of September 30, 2008, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  As no further TPC funding is anticipated given the termination of the Voq professional phone initiative in the second quarter of 2005, there were no claims during the first nine months of 2008 or 2007.  During the three and nine months ended September 30, 2008, we have expensed $707 and $2,255 (2007 –$11 and $26) in research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No cash repayments were made in the three and nine months ended September 30, 2008 (2007 — nil and nil).

(v)   We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2007	$4,656
Provisions	1,853
Expenditures	(1,478)
Balance, March 31, 2008	5,031
Provisions	2,993
Expenditures	(2,375)
Balance, June 30, 2008	5,649
Provisions	2,926
Expenditures	(3,473)
Balance, September 30, 2008	$5,102

(b)   Other commitments

We have entered into purchase commitments totaling approximately $137,228 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2008 and December 2008.   In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)   Legal proceedings

We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

12.  Supplementary Information

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash received for:
Interest	$956	$998	$4,758	$3,408
Income taxes	—	9	4	9
Cash paid for:
Income taxes	4,529	2,047	7,502	2,363
Issuance of common shares on acquisition (note 3)	—	—	—	17,597

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Customer A	$46,315	$23,718	$142,010	$68,177
Customer B	26,614	16,429	80,562	65,324
Customer C	Less than 10%	16,427	Less than 10%	34,999